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Registration Statement No. 333-132936-14
Dated March 29, 2007
Securities Act of 1933, Rule 424(b)(2)

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 10, 2008

PRICING SUPPLEMENT NO. E1 TO PRODUCT SUPPLEMENT NO. 3IIIA DATED JULY 10, 2008 TO
PROSPECTUS SUPPLEMENT DATED MARCH 24, 2008 TO
PROSPECTUS DATED MARCH 29, 2007

$

Credit Suisse

Dual Range ProNotes® due July 31, 2009

Linked to the Performance of the EURUSD Spot Rate and
the Gold Spot Price

Issuer:	Credit Suisse, acting through its Nassau branch.
CUSIP/ISIN:	22546ECJ1/US22546ECJ10
Trade Date:	The day on which the securities are priced for initial sale to the public, which is expected to be July 25, 2008.
Maturity Date:	July 31, 2009
Valuation Date:	July 24, 2009
Coupon:	We will not pay interest on the securities being offered by this pricing supplement.
Underlyings:	The redemption amount will be based on the performance of the EURUSD Spot Rate and the Gold Spot Price (each, an "underlying" and together, the "underlyings") during the observation period.
Underlying	Ticker	Initial Level	Upper Barrier	Lower Barrier
EURUSD Spot Rate	EURUSD		1.6500	1.4000
Gold Spot Price	XAUUSD		1200	800
Redemption Amount:	At maturity, you will receive a cash payment, for each $1,000 principal amount security, of $1,000 multiplied by (1 + the additional amount, which may be zero).
Additional	The additional amount per $1,000 principal amount security payable at maturity will be as follows:
Amount:	• If neither the EURUSD Spot Rate nor the Gold Spot Price is at or above its respective upper barrier or at or below its respective lower barrier at any time during the observation period, the additional amount will equal a fixed payment of 9% of the principal amount, or $90 per $1,000 principal amount.
•
If either or both of the EURUSD Spot Rate or Gold Spot Price is at or above its respective upper barrier or at or below its respective lower barrier at any time during the observation period, the additional amount will equal zero and you will receive only the principal amount of your securities at maturity.
Initial Level:	The closing level of each of the underlyings on the trade date.
Observation Period:	The period from 11:00 a.m. (New York time) on the trade date to 10:00 a.m. (New York time) on the valuation date.
EURUSD Spot Rate:
For the purposes of determining whether or not the EURUSD Spot Rate has remained within its upper barrier and lower barrier at all times during the observation period, the EURUSD Spot Rate will be determined by reference to the Euro/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one Euro based on the traded EURUSD exchange rate observed on the continuous trading Electronic Broker Service, as determined by the calculation agent.
Gold Spot Price:
For the purposes of determining whether the Gold Spot Price has remained within its upper barrier and lower barrier at all times during the observation period, the Gold Spot Price will be determined by reference to the price of one troy ounce of gold, expressed in U.S. dollars, as published by Bloomberg Financial Markets ("Bloomberg") under the symbol XAUUSD, as determined by the calculation agent.
Listing:	The securities will not be listed on any securities exchange.

    Please refer to "Risk Factors" beginning on page PS-5 of the accompanying product supplement and "Selected Risk Considerations" on page U-5 of this pricing supplement for risks related to an investment in the securities.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Security	$	$	$
Total	$	$	$

          Delivery of the securities in book-entry form only will be made through The Depository Trust Company. We expect that delivery of the securities will be made against payment therefor on or about July 31, 2008. Because the securities will not settle on July 30, 2008, purchasers who wish to trade the securities on the trade date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

          This pricing supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the securities or the distribution of this pricing supplement in any jurisdiction where such action is prohibited by law.

          The securities will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

          The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

The date of this pricing supplement is July      , 2008.

Additional Terms Specific to the Securities

        You should read this pricing supplement together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, and the accompanying product supplement dated July 10, 2008, of which these securities are a part, relating to our medium-term notes. This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the "Risk Factors" section in the accompanying product supplement and the "Selected Risk Considerations" section in this pricing supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

        You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  •
  Prospectus dated March 29, 2007:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

  •
  Prospectus Supplement dated March 24, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

  •
  Product Supplement No. 3IIIA dated July 10, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908008100/a2186760z424b2.htm

        Our Central Index Key, or CIK, on the SEC website is 1053092.

        You should rely only on the information contained in this document or in any documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        In this pricing supplement, unless otherwise specified or the context otherwise requires, references to "we", "us" and "our" are to Credit Suisse and its consolidated subsidiaries, and references to "dollars" and "$" are to United States dollars.

SUMMARY INFORMATION

        This summary includes questions and answers that highlight selected information from the accompanying prospectus, prospectus supplement and product supplement and this pricing supplement to help you understand the securities. You should carefully read the entire prospectus, prospectus supplement, product supplement and pricing supplement to understand fully the terms of the securities, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the securities. You should, in particular, carefully review the section entitled "Risk Factors" in the accompanying product supplement and the section entitled "Selected Risk Considerations" in this pricing supplement, which highlight a number of risks, to determine whether an investment in the securities is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.

What are the Dual Range ProNotes®?

        The Dual Range ProNotes®, or the securities, are medium-term notes issued by us, the return on which is linked to the performance of gold, which is expressed as the price of one troy ounce of gold, expressed in U.S. dollars as published by Bloomberg under the symbol XAUUSD (the "Gold Spot Price") and the Euro/U.S. dollar exchange rate (the "EURUSD Spot Rate") expressed as the amount of U.S. dollars per one Euro as observed on the Electronic Broking Service, each as determined by the calculation agent (the Gold Spot Price and EURUSD Spot Rate together, the "underlyings").

Will I receive interest on the securities?

        No. You will not receive any interest payments on the securities for the entire term of the securities.

Will there be an active trading market in the securities?

        The securities will not be listed on any securities exchange. Accordingly, there is no assurance that a liquid trading market will develop for the securities. Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time.

        If you sell your securities prior to maturity, you may have to sell them at a substantial loss.

What are the U.S. federal income tax consequences of investing in the securities?

        Please refer to "Certain U.S. Federal Income Tax Considerations" in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the securities.

How are the EURUSD Spot Rate and the Gold Spot Price monitored?

        The EURUSD Spot Rate and the Gold Spot Price are subject to continuous monitoring. This means that if either or both of the EURUSD Spot Rate and the Gold Spot Price meets or breaches its respective upper barrier or its respective lower barrier at any time during the observation period, you will receive only the principal amount of your securities at maturity. This will be the case even if the closing prices of gold and the closing level of the EUR/USD exchange rate remained within the barriers at all times.

How is the redemption amount calculated?

        The redemption amount at maturity will equal an amount in cash per security determined in accordance with the following formula:

redemption amount = principal amount * (1 + additional amount)

        The additional amount is expressed as a percentage and is calculated as follows:

  •
  if neither the EURUSD Spot Rate nor the Gold Spot Price is at or above its respective upper barrier or at or below its respective lower barrier at any time during the observation period, the additional amount will equal a fixed payment of 9% of the principal amount of your securities, or $90 per $1,000 principal amount.

  •
  If either or both of the EURUSD Spot Rate or the Gold Spot Price is at or above its respective upper barrier or at or below its respective lower barrier at any time during the observation period, the additional amount will equal zero and you will receive only the principal amount of your securities at maturity.

        For the purpose of calculating the additional amount:

  •
  The "EURUSD Spot Rate upper barrier" will equal 1.6500.

  •
  The "Gold Spot Price upper barrier" will equal 1200.

  •
  The "EURUSD Spot Rate lower barrier" will equal 1.4000

  •
  The "Gold Spot Price lower barrier" will equal 800.

  •
  The "observation period" is the period from 11:00 a.m. (New York time) on the trade date to 10:00 a.m. (New York time) on the valuation date.

  •
  The "valuation date" is July 24, 2009. In no event will the valuation date be postponed.

Please refer to "Description of the Securities—Redemption amount" in the accompanying product supplement.

What are some hypothetical redemption amounts at maturity of the securities?

        The below table depicts hypothetical redemption amounts when (1) neither of the upper barriers nor the lower barriers are met or breached at any time during the observation period, (2) one or both upper barriers are met or breached at any time during the observation period and (3) one or both lower barriers are met or breached at any time during the observation period.

	Principal Amount of Securities	Hypothetical Highest EURUSD Spot Rate During the Observation Period	Hypothetical Lowest EURUSD Spot Rate During the Observation Period	Hypothetical Highest Gold Spot Price During the Observation Period	Hypothetical Lowest Gold Spot Price During the Observation Period	Additional Amount ($)	Redemption Amount ($)
(1)	$1,000	1.6000	1.4500	1150	850	90	1090
(2)	$1,000	1.6500	1.4500	1150	850	0	1000
(2)	$1,000	1.6000	1.4500	1205	850	0	1000
(3)	$1,000	1.6000	1.3000	1150	800	0	1000
(3)	$1,000	1.6000	1.4000	1150	700	0	1000
(2), (3)	$1,000	1.8000	1.3500	2000	800	0	1000

Hypothetical examples of redemption amounts payable at maturity

        The following examples illustrate how the redemption amounts are calculated. Each of the examples assumes that the initial investment in the securities is $1,000.

        EXAMPLE 1: Neither the EURUSD Spot Rate nor the Gold Spot Price has met or breached its respective upper barrier or its respective lower barrier at any time during the observation period.

Underlying	Hypothetical highest level during the observation period	Hypothetical lowest level during the observation period	Upper barrier	Lower barrier
EURUSD Spot Rate	1.6200	1.4300	1.6500	1.4000
Gold Spot Price	1094	825	1200	800

        Determination of redemption amount:

    Redemption amount = $1,000 * (1 + 0.09)

    Redemption amount = $1,090

        EXAMPLE 2: The EURUSD Spot Rate has met or breached its upper barrier at least once during the observation period.

Underlying	Hypothetical highest level during the observation period	Hypothetical lowest level during the observation period	Upper barrier	Lower barrier
EURUSD Spot Rate	1.6500	1.4500	1.6500	1.4000
Gold Spot Price	1150	850	1200	800

        Determination of redemption amount:

    Redemption amount = $1,000 * (1 + 0.00)

    Redemption amount = $1,000

        EXAMPLE 3: The Gold Spot Price has met or breached its lower barrier at least once during the observation period.

Underlying	Hypothetical highest level during the observation period	Hypothetical lowest level during the observation period	Upper barrier	Lower barrier
EURUSD Spot Rate	1.6000	1.4500	1.6500	1.4000
Gold Spot Price	1100	790	1200	800

        Determination of redemption amount:

    Redemption amount = $1,000 * (1 + 0.00)

    Redemption amount = $1,000

        EXAMPLE 4: Each of the EURUSD Spot Rate and the Gold Spot Price has met or breached its respective lower barrier or its respective upper barrier at least once during the observation period.

Underlying	Hypothetical highest level during the observation period	Hypothetical lowest level during the observation period	Upper barrier	Lower barrier
EURUSD Spot Rate	1.5900	1.1200	1.6500	1.4000
Gold Spot Price	1200	800	1200	800

        Determination of redemption amount:

    Redemption amount = $1,000 * (1 + 0.00)

    Redemption amount = $1,000

How has the Gold Spot Price performed historically?

        We have set forth the high and low Gold Spot Prices as published by Bloomberg from January 1, 2003 through July 9, 2008. You can find a table with these prices in the section entitled "The Gold Spot Price—Historical performance of the Gold Spot Price" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Gold Spot Price in various economic environments; however, past performance of the Gold Spot Price is not necessarily indicative of how the Gold Spot Price will perform in the future.

        For the purposes of determining whether the Gold Spot Price has remained within its upper barrier and lower barrier at all times during the observation period, the Gold Spot Price will be the price of one troy ounce of gold, expressed in U.S. dollars, as published by Bloomberg Financial Markets ("Bloomberg") under the symbol XAUUSD, as determined by the calculation agent.

How has the EUR/USD exchange rate performed historically?

        We have set forth the high and low EUR/USD exchange rate as published by Bloomberg for each quarter from January 1, 2003 through July 9, 2008. You can find a table with this information in the section entitled "The EURUSD Spot Rate—Historical performance of the EURUSD Spot Rate" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the EUR/USD exchange rate in various economic environments; however, past performance of the EUR/USD exchange rate is not necessarily indicative of how the EURUSD Spot Rate will perform in the future.

        For the purposes of determining whether or not the EURUSD Spot Rate has remained within its upper barrier and lower barrier at all times during the observation period, the EURUSD Spot Rate will be the Euro/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one Euro based on the traded EUR/USD exchange rate observed on the continuous trading Electronic Broker Service, as determined by the calculation agent.

SELECTED RISK CONSIDERATIONS

        An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

Market Risk

        The return on the securities at maturity is linked to the performance of the underlyings, and will depend on whether an upper or lower barrier is met or breached. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR SECURITIES AT MATURITY IF AT ANY TIME DURING THE OBSERVATION PERIOD THE LEVEL OF EITHER OR BOTH UNDERLYINGS IS GREATER THAN OR EQUAL TO ITS RESPECTIVE UPPER BARRIER OR LESS THAN OR EQUAL TO ITS RESPECTIVE LOWER BARRIER.

Your potential return on the securities is limited and contingent upon the underlying trading levels remaining within the stated barriers at all times during the observation period

        Your investment in the securities may not perform as well as an investment with a return based solely on the performance of either or both of the underlyings. Your ability to participate in the performance of the underlyings is limited by the respective upper barrier and lower barrier features of the securities. If the level of either or both underlyings equals or exceeds the respective upper barrier or equals or falls below the respective lower barrier at any time during the observation period, you will only receive the principal amount of your securities even though the absolute value of the underlyings may reflect significant appreciation or depreciation in the underlyings over the term of the securities. The redemption amount remains subject to our ability to pay our obligations as they become due.

Your maximum gain on the securities is limited by the fixed payment

        If neither underlying meets or breaches its respective upper barrier or its respective lower barrier at any time during the observation period, for each $1,000 principal amount security you will receive $1,000 plus an additional amount equal to the fixed payment of 9% of the principal amount, or $90 per $1,000 principal amount of the securities that you hold, regardless of the appreciation or depreciation in the underlyings, which may be significant. Your appreciation potential is limited by the fixed payment amount.

Assuming no changes in market conditions or any other relevant factors, the value of the securities on the settlement date will be less than the original issue price

        While the redemption amount described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities may include commissions paid to agents and will include the cost of hedging our obligations under the securities. Therefore, the value of the securities on the settlement date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the securities after the settlement date. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

The securities do not pay interest

        The terms of the securities differ from those of ordinary debt securities in that we will not pay interest on the securities. The return on your investment in the securities may be less than the amount that would be paid on an ordinary debt security. The securities have been designed for investors who are willing to forgo market interest rates on the securities in exchange for a return based on whether both underlyings remain within their respective upper barrier and their respective lower barrier at all times during the observation period.

Because the securities are subject to continuous monitoring during the observation period, it is possible that a barrier event could occur under circumstances that would not result in the occurrence of a barrier event if the underlyings were instead subject to closing level monitoring. The reference source for the EURUSD Spot Rate is likely to differ from other available rate sources and may adversely affect the value of the securities

        The underlyings will be subject to continuous monitoring during the observation period. Because the underlyings are subject to continuous monitoring, a barrier event will occur if at any time during the observation period the level of either or both underlyings meets or exceeds its respective upper barrier or meets or declines below its respective lower barrier, even if both underlyings then close between their respective upper barrier and their respective lower barrier on that trading day. However, if the underlyings were instead subject to closing level monitoring, a barrier event would not occur under these circumstances.

        The EURUSD Spot Rate is likely to differ from the exchange rates published by Bloomberg Financial Markets which reflect the daily closing exchange rate. Because we will refer to the Electronic Broker Service for purposes of determining whether or not the EURUSD Spot Rate has remained within its upper barrier and lower barrier at all times during the observation period, you may not know whether or when an upper or lower barrier has been met or breached unless you consult your broker or the calculation agent. In addition, the reference source for the EURUSD Spot Rate is likely to be more volatile than other published exchange rates. This may adversely affect the value of your securities.

We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities and any such research, opinions or recommendations could affect the level of the underlyings to which the securities are linked or the market value of the securities

        We or our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice.

Holdings of the securities by our affiliates and future sales may affect the price of the securities

        Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 15% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Lack of liquidity

        The securities will not be listed on any securities exchange. We intend to offer to purchase the securities in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities.

Potential Conflicts

        We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the underlyings and the securities.

Many economic and market factors will impact the value of the securities

        In addition to the level of the underlyings on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  •
  whether the trading level of either or both underlyings is at or above its respective upper barrier or at or below its respective lower barrier at any time during the observation period;

  •
  the expected volatility of the underlyings;

  •
  the time to maturity of the securities;

  •
  interest and yield rates in the market generally;

  •
  a variety of economic, financial, political, regulatory or judicial events; and

  •
  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risk of meeting or breaching an upper or lower barrier is greater if the underlying is volatile

        The likelihood of meeting or breaching an upper or lower barrier during the observation period will depend in large part on the volatility of the underlyings—the frequency and magnitude of changes in the level of each underlying. The underlyings have experienced significant volatility. Please see "EURUSD Spot Rate—Historical performance of the EURUSD Spot Rate" and "Gold Spot Price—Historical performance of the Gold Spot Price" below.

Historical performance of the EURUSD Spot Rate and the Gold Spot Price should not be taken as indications of the future performance of the EURUSD Spot Rate and the Gold Spot Price during the term of the securities

        It is impossible to predict whether either of the EURUSD Spot Rate or the Gold Spot Price will rise or fall. The EURUSD Spot Rate and the Gold Spot Price will be influenced by complex and interrelated political, economic, financial and other factors.

Gold prices are volatile and regulation of the commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict and may significantly and adversely affect the value of the securities

        The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Currency markets may be volatile

        Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the currencies and the value of your securities in varying ways, and different factors may cause the values of the currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

The EURUSD Spot Rate will be influenced by unpredictable factors which interrelate in complex ways

        The EURUSD Spot Rate is a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in the United States and the European Economic and Monetary Union ("the European Monetary Union"). These conditions include, for example, the overall growth and performance of the economies of the United States and the European Monetary Union, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States and the member states of the European Monetary Union, market interventions by the Federal Reserve Board or the respective central banks of the European Monetary Union, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the United States and the European Monetary Union, the stability of the government of the United States and the governments of the European Monetary Union and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States or member states of the European Monetary Union are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States or the member states of the European Monetary Union, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events.

        It is not possible to predict the aggregate effect of all or any combination of these factors. Your securities are likely to trade differently from the market price of foreign exchange contracts relating to the currencies, and changes in the market price of the currencies are not likely to result in comparable changes in the market value of your securities.

The liquidity, trading value and amounts payable under the securities could be affected by the actions of the governments of the United States and the European Monetary Union

        Exchange rates of most economically developed nations, including that of the European Monetary Union, are "floating," meaning they are permitted to fluctuate in value relative to the U.S. dollar. Governments, including those of the United States and the European Monetary Union use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the securities is that their liquidity, trading value and amounts payable could be affected by the actions of governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the securities in the event that the exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Euro, the U.S. dollar or any other currency.

SUPPLEMENTAL USE OF PROCEEDS

        The net proceeds from this offering will be approximately $                                    . We intend to use the net proceeds for our general corporate purposes, which may include the refinancing of our existing debt outside Switzerland. We may also use some or all of the net proceeds from this offering to hedge our obligations under the securities. Please refer to "Use of Proceeds and Hedging" on page PS-16 of the accompanying product supplement.

THE EURUSD SPOT RATE

        The EURUSD Spot Rate is a foreign exchange spot rate that measures the relative values of two currencies, the U.S. dollar and the Euro. The Euro is the official currency of the member states of the European Monetary Union; it was introduced in January 1999 and replaced the national currencies of the then 11 participating countries. The countries using the Euro as their official currency are: Austria, Belgium, Cyprus, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, Netherlands, Portugal, Slovenia and Spain. The EUR/USD exchange rate increases when the Euro appreciates relative to the U.S. dollar and decreases when the Euro depreciates relative to the U.S. dollar. The EUR/USD exchange rate is expressed as a rate that reflects the amount of U.S. dollars that can be exchanged for one Euro.

Historical performance of the EURUSD Exchange Rate

        The following table sets forth the published high, low and period end closing levels of the EUR/USD exchange rate in each quarter from January 1, 2003 through July 9, 2008. On July 9, 2008, the closing level of the EUR/USD exchange rate was 1.5774. We obtained the closing level and other information below from Bloomberg Financial Markets, without independent verification. We make no representations or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The exchange rates published by Bloomberg Financial Markets may differ from the EURUSD Spot Rate. We will not use Bloomberg Financial Markets to determine the EURUSD Spot Rate. For purposes of determining whether or not the EURUSD Spot Rate has remained within its upper barrier and lower barrier at all times during the observation period, the EURUSD Spot Rate will be determined by reference to the Euro/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one Euro based on the traded EURUSD exchange rate observed on the continuous trading Electronic Broker Service, as determined by the calculation agent.

        You should not take the historical values of the EUR/USD exchange rate as an indication of future performance of the EURUSD Spot Rate or the securities. We cannot give you any assurance that the EURUSD Spot Rate will stay within the EURUSD Spot Rate upper barrier and the EURUSD Spot Rate lower barrier during the observation period. If the EURUSD Spot Rate is at or above 1.6500 or at or below 1.4000 at any time during the observation period, at maturity you will only receive your principal amount.

EUR/USD Exchange Rate	Low	High	Period end		Low	High	Period end
2003				2006
First Quarter	1.0362	1.1054	1.0915	First Quarter	1.1820	1.2307	1.2118
Second Quarter	1.0695	1.1909	1.1511	Second Quarter	1.2092	1.2926	1.2790
Third Quarter	1.0809	1.1656	1.1656	Third Quarter	1.2505	1.2891	1.2674
Fourth Quarter	1.1416	1.2595	1.2595	Fourth Quarter	1.2513	1.3343	1.3199
2004				2007
First Quarter	1.2128	1.2842	1.2316	First Quarter	1.2892	1.3386	1.3354
Second Quarter	1.1822	1.2365	1.2199	Second Quarter	1.3303	1.3651	1.3542
Third Quarter	1.2011	1.2452	1.2436	Third Quarter	1.3426	1.4267	1.4267
Fourth Quarter	1.2285	1.3637	1.3554	Fourth Quarter	1.4048	1.4873	1.4590
2005				2008
First Quarter	1.2757	1.3465	1.2964	First Quarter	1.4455	1.5846	1.5788
Second Quarter	1.2032	1.3087	1.2108	Second Quarter	1.5381	1.5992	1.5622
Third Quarter	1.1902	1.2542	1.2026	Third Quarter (through
Fourth Quarter	1.1670	1.2179	1.1849	July 9, 2008)	1.5670	1.5882	1.5774

THE GOLD SPOT PRICE

        The redemption amount for the securities will depend, in part, on the Gold Spot Price during the observation period.

Historical performance of the Gold Spot Price

        The following tables set forth the published high, low and period end closing levels of the Gold Spot Price from January 1, 2003 through July 9, 2008. At 4:00 p.m. (New York time) on July 9, 2008, the Gold Spot Price was 928.20. We obtained the Gold Spot Price and other information below from Bloomberg, without independent verification. We make no representations or warranty as to the accuracy or completeness of the information obtained from Bloomberg. You should not take the historical values of the Gold Spot Price as an indication of future performance of the Gold Spot Price or the securities. We cannot give you any assurance that the level of the Gold Spot Price will stay below the Gold Spot Price upper barrier and above the Gold Spot Price lower barrier during the observation period. If the Gold Spot Price is at or above 1200 or at or below 800 at any time during the observation period, at maturity you will only receive your principal amount.

	Low	High	Period end		Low	High	Period end
Gold Spot Price
2003				2006
First Quarter	326.05	381.25	337.45	First Quarter	516.88	588.65	583.65
Second Quarter	322.75	371.55	346.40	Second Quarter	559.75	714.80	615.85
Third Quarter	342.15	388.85	385.35	Third Quarter	573.65	664.15	598.30
Fourth Quarter	369.55	416.25	415.45	Fourth Quarter	567.00	648.00	636.70
2004				2007
First Quarter	393.05	426.45	426.45	First Quarter	607.40	686.55	663.79
Second Quarter	374.85	425.90	394.25	Second Quarter	640.90	691.95	649.65
Third Quarter	387.25	418.25	418.25	Third Quarter	649.50	743.60	743.60
Fourth Quarter	414.05	455.90	438.45	Fourth Quarter	727.90	840.50	833.92
2005				2008
First Quarter	412.70	444.95	428.35	First Quarter	833.70	1002.95	916.88
Second Quarter	415.40	441.30	435.50	Second Quarter	852.70	944.59	925.40
Third Quarter	419.60	472.35	469.3	Third Quarter
Fourth Quarter	456.90	528.00	517.00	(through July 9, 2008)	919.63	945.15	928.20

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the securities. Except as indicated below under "—Tax treatment of Non-U.S. Holders," this discussion applies only to a U.S. Holder (as defined below) of a security that acquires the security pursuant to this offering at the initial offering price. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold the securities as capital assets (generally for investment purposes) for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, partnerships, dealers in securities or currencies, persons deemed to sell the securities under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, and persons that hold the securities as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal estate or gift tax laws or any state, local or foreign tax laws. Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the purchase, ownership and disposition of the securities.

        For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of a security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes. A "non-U.S. Holder" means a beneficial owner that is not a U.S. Holder.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns securities, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns the securities should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

In general

        By acquiring the securities, you agree with us (in the absence of an administrative determination or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the securities as indebtedness. The remainder of this discussion assumes that the securities will be so treated and does not address any possible differing treatments of the securities. However, no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the securities. Holders should consult their tax advisors concerning the tax treatment of holding the securities.

        IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT

RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Tax treatment of U.S. Holders

  Interest Payments on the Securities

        We will treat the securities as a short-term obligation. Under Treasury regulations, a short-term obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation's issue price. Accordingly, we will treat the security as issued at a discount, for U.S. federal income tax purposes, equal to the excess of all payments on the security over the security's issue price. Accrual method and cash method U.S. Holders that elect to accrue the discount currently should include the discount in income as it accrues on a straight line basis, unless they elect to accrue the discount on a constant yield method based on daily compounding. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. A cash method U.S. Holder that does not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the security in an amount not exceeding the accrued interest until it is included in income. Additionally, in the case of a cash method U.S. Holder that does not elect to accrue the discount in income currently, any gain realized upon the sale, retirement, or exchange of the security will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and has not previously been included in income through the date of the sale, retirement, or exchange.

Sale or exchange of the securities

        Upon a sale of a security, a U.S. Holder should generally recognize gain or loss with respect to the security in an amount equal to the difference between the amount of the sale proceeds and the U.S. Holder's adjusted tax basis in the security (which will generally equal the issue price of the security increased by any discount recognized on the security and decreased by the amount of any interest payments received on the security). Except to the extent attributable to accrued discount with respect to the security, which will be subject to tax as described above under "—Interest Payments on the Securities," such gain or loss will be short-term capital gain or loss.

Tax treatment of Non-U.S. Holders

        A Non-U.S. Holder that is not subject to U.S. federal income tax as a result of any direct or indirect connection to the United States other than its ownership of a security, should not be subject to U.S. federal income or withholding tax in respect of the securities so long as (1) the Non-U.S. Holder provides an appropriate statement, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person, (2) the Non-U.S. Holder is not a bank that has purchased the securities in the ordinary course of its trade or business of making loans, and (3) the Non-U.S. Holder is not a "10-percent Shareholder" or a "related controlled foreign corporation," each as defined in the Code.

        To the extent these conditions are not met, a 30% withholding tax may apply to a portion of the stated interest payments on the securities, unless an income tax treaty reduces or eliminates such tax or the income is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder. In the latter case, such Non-U.S. Holder should be subject to U.S. federal income tax with respect to all income from the securities at regular rates applicable to U.S. taxpayers.

        In general, the gain realized on the sale, exchange or retirement of the securities by a Non-U.S. Holder should not be subject to U.S. federal income tax with respect to the securities unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, or (ii) such Non-U.S. Holder is a nonresident alien individual and is present in the United States for more than 182 days in the taxable year the gain is recognized and certain other conditions are satisfied.

U.S. federal estate tax treatment of Non-U.S. Holders

        The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

Information reporting and backup withholding

        Distributions made on the securities and proceeds from the sale of securities to or through certain brokers may be subject to a "backup" withholding tax on "reportable payments" unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the securities generally would be refunded by the IRS or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.

        Reports will be made to the IRS and to holders that are not excepted from the reporting requirements.

UNDERWRITING

        Under the terms and subject to the distribution agreement, we have agreed to sell $                    principal amount of securities to Credit Suisse Securities (USA) LLC.

        The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

        Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this pricing supplement. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities by other brokers/dealers. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

        We expect that delivery of the securities will be made against payment therefor on or about July 31, 2008, which is the fourth business day after the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the trade date will be required, by virtue of the fact that the securities initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Credit Suisse

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Additional Terms Specific to the Securities
TABLE OF CONTENTS
SUMMARY INFORMATION
SELECTED RISK CONSIDERATIONS
SUPPLEMENTAL USE OF PROCEEDS
THE EURUSD SPOT RATE
THE GOLD SPOT PRICE
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING